SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                SCHEDULE 13D
                               (Rule 13d-101)

        INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
         TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                              RULE 13d-2(a)

                      Dominguez Services Corporation
                             (Name of Issuer)

                     Common Shares, $1 Par Value
                    (Title of Class of Securities)

                              257128 10 8
                             (CUSIP Number)

                           Terrill M. Gloege
                18710 South Wilmington Avenue, Suite 200
                 Rancho Dominguez, California  90220
                           (310) 687-5000
               (Name, Address and Telephone Number of
      Person Authorized to Receive Notices and Communication)

                             March 30, 1999
      (Date of Event Which Requires filing of This Statement)

       If the filing person has previously filed a Statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-l(e), 13d-1(f) or 13d-1(g), check the following box [_].

                       (Continued on following Pages)
                          (Page 1 of 7 Pages)

                                  13D
CUSIP NO.     257128 10 8
----------------------------------------------------------------------------
   1.  NAME OF REPORTING PERSON I.R.S. IDENTIFICATION
       NOS. OF ABOVE PERSONS (ENTITIES ONLY)
       CARSON DOMINGUEZ REAL ESTATE CORPORATION
----------------------------------------------------------------------------
   2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a) [ ]
                                                                      (b) [ ]
----------------------------------------------------------------------------
   3.  SEC USE ONLY
----------------------------------------------------------------------------
   4.  SOURCE OF FUNDS
       Not applicable.
----------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEM 2(d) or 2(e)                                              [ ]
----------------------------------------------------------------------------
   6.  CITIZENSHIP OR PLACE OF ORGANIZATION:
       California
----------------------------------------------------------------------------
                      7.  SOLE VOTING POWER
     NUMBER OF            159,364
      SHARES         -------------------------------------------------------
    BENEFICIALLY      8.  SHARED VOTING POWER
      OWNED BY            None
       EACH          -------------------------------------------------------
     REPORTING        9.  SOLE DISPOSITIVE POWER
       PERSON             159,364
       WITH          -------------------------------------------------------
                     10. SHARED DISPOSITIVE POWER
                         None
----------------------------------------------------------------------------
  11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
       159,364
----------------------------------------------------------------------------
  12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                         [ ]
----------------------------------------------------------------------------
  13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       10.2%
----------------------------------------------------------------------------
  14.  TYPE OF REPORTING PERSON
       CO
----------------------------------------------------------------------------



                            Page 2 of 7 Pages

ITEM 1.    SECURITY AND ISSUER:

      (a)  TITLE OF THE CLASS OF EQUITY SECURITIES:

           Common Shares, $1 Par Value

      (b)  NAME OF ISSUER:

           Dominguez Services Corporation

      (c)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

           21718 South Alameda Street
           Long Beach, California  90810

ITEM 2.    IDENTITY AND BACKGROUND:

           This Schedule 13D is filed by Carson Dominguez Real Estate Corporation, a California corporation. The principal offices of Carson Dominguez Real Estate Corporation are located at 18710 South Wilmington Avenue, Suite 200, Rancho Dominguez, California 90220. Carson Dominguez Real Estate Corporation has no active operations and conducts no business other than the ownership of Common shares in Dominguez Services Corporation.

           Exhibit A attached hereto and incorporated herein by this reference sets forth the name, present principal occupation or employer, business addresses, citizenship, and stock ownership of Common shares in Dominguez Services Corporation of each of the directors and executive officers of Carson Dominguez Real Estate Corporation. The business address of each such executive officer is c/o Carson Dominguez Real Estate Corporation,
18710 South Wilmington Avenue, Suite 200, Rancho Dominguez,
CA  90220.

          During the past five years prior to the date hereof, none of Carson Dominguez Real Estate Corporation or (to the knowledge of Carson Dominguez Real Estate Corporation) any executive officer or director of Carson Dominguez Real Estate Corporation has: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violations with respect to such laws.

ITEM 3.     SOURCE OF FUNDS AND AMOUNT OF FUNDS OR OTHER
            CONSIDERATION:

            The securities were acquired in a private transaction from Carson Estate Company, a California corporation and formerly the parent company of Carson Dominguez Real Estate Corporation, for no consideration.

ITEM 4.      PURPOSE OF TRANSACTION:

                           Page 3 of 7 Pages

             The securities were acquired for investment purposes only. Carson Dominguez Real Estate Corporation currently has no plans or proposals that relate to or would result in any of the actions or matters described in subparagraphs (a) through (j) of Item 4.

ITEM 5.      INTEREST IN SECURITIES OF ISSUER:

        (a)  AGGREGATE AMOUNT BENEFICIALLY OWNED AND PERCENT OF CLASS:

             Carson Dominguez Real Estate Corporation beneficially owns 159,364 or 10.2% of the outstanding Common Shares, $1 Par Value of Dominguez Services Corporation.

        (b)  NUMBER OF SHARES AS TO WHICH CDREC HAS:

            (i) Sole power to vote or to direct the vote:
                159,364
           (ii) Shared power to vote or to direct the vote:
                None
          (iii) Sole power to dispose or to direct the disposition:
                159,364
           (iv) Shared power to dispose or to direct the disposition:
                None

        (c)  TRANSACTIONS IN THE PREVIOUS 60 DAYS:

             On March 30, 1999, Carson Dominguez Real Estate Corporation acquired 159,364 Common Shares, $1 Par Value of Dominguez Services Corporation in a private transaction from Carson Estate
             Company, a California corporation and formerly the parent company of Carson Dominguez Real Estate Corporation, for no consideration.

        (d) ANY OTHER PERSON KNOWN TO HAVE THE RIGHT TO RECEIVE OR THE POWER TO DIRECT DIVIDENDS

             Not applicable.

        (e) DATE ON WHICH THE REPORTING PERSON CEASED TO BE A BENEFICIAL OWNER OF MORE THAN FIVE PERCENT OF THE CLASS OF SECURITIES:

             Not applicable.

ITEM 6.      CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
             RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER:

             Not applicable.

ITEM 7.      EXHIBITS:

             Not applicable.


                             Page 4 of 7 Pages

                                SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                         April 8, 1999



                                         /S/ C. BRADLEY OLSON
                                         -----------------------------
                                         C. Bradley Olson
                                         President

                              Page 5 of 7 Pages

                             EXHIBIT A
                Directors and Executive Officers

          Directors. The following persons serve as directors of Carson Dominguez Real Estate Corporation:



                                                                        Beneficial Ownership
                                                                        of Common Shares in
                                                      Citizen-          Dominguez Services
Name                       Occupation                 ship              Corporation
----------------------------------------------------------------------------------------
Joseph R. Brown, Jr.       Consultant                 United States     None<F1>
                           Midland Management Corp.
                           23151 Moulton Pkwy #119
                           Laguna Hills, CA  92653

Kent Caldwell Cooper       Self-Employed              United States     None<F1>
                           1187 Coast Village Road
                           Suite 1, Box 190
                           Montecito, CA  93108

Janet T. Davidson          Attorney                   United States     None<F1>
                           Paul, Hastings, Janofsky
                           & Walker LLP
                           695 Town Center Drive
                           17th Floor
                           Costa Mesa, CA  92626

Terrill M. Gloege          Chief Financial Officer    United States      1,500
                           The Carson Companies
                           18710 South Wilmington
                           Ave., Suite 200
                           Rancho Dominguez, CA
                           90220

David P. Middlemas         Investor                   United States     None<F1>
                           Westmont Investment Co.
                           Inc.
                           840 Newport Center Drive
                           Suite 420
                           Newport Beach, CA  92660

C. Bradley Olson           President                  United States     500<F1>
                           The Carson Companies
                           18710 South Wilmington
                           Ave., Suite 200
                           Rancho Dominguez, CA 90220

Arthur H. Rasmussen, Jr.   Broker                     United States     None<F1>
                           CB Richard Ellis, Inc.
                           1840 Century Park East
                           Suite 700
                           Los Angeles, CA  90067


     Does not include 148,293 Common shares of Dominguez Services Corporation (representing approximately 9.5% of the outstanding Common Shares, $1 Par Value of Dominguez Services Corporation) held by Carson Estate Company, a California corporation and formerly the parent company of Carson Dominguez Real Estate Corporation, of which each of Messrs. Brown, Cooper, Middlemas, Olson and Rasmussen and Ms. Davidson is a director. Each of such persons shares voting and investment powers with respect to such shares with the other directors of Carson Estate Company.


                        Page 6 of 7 Pages

	Officers. The following persons serve as officers of Carson Dominguez Real Estate Corporation:



                                                                   Beneficial Ownership
                                                                   of Common Shares in
                                                  Citizen-         Dominguez Services
Name                    Occupation                ship             Corporation
------------------------------------------------------------------------------------

C. Bradley Olson        President and             United States    500<F2>
                        Assistant Secretary

Terrill M. Gloege       Senior Vice President     United States    1,500
                        Chief Financial Officer
                        and Corporate Secretary

Patrick H. Hanrahan     Senior Vice President     United States    None<F2>
                        and Assistant Secretary

Matthew J. Vanderhorst  Senior Vice President     United States    None
                        and Assistant Secretary

Teresa L. Kirkpatrick   Assistant Secretary       United States    None


    Does not include 148,293 Common shares of Dominguez Services
Corporation (representing approximately 9.5% of the outstanding
Common Shares, $1 Par Value of Dominguez Services Corporation) held by Carson Estate Company, a California corporation and formerly the parent company of Carson Dominguez Real Estate Corporation, of which each of Messrs. Olson and Hanrahan is a director. Mr. Olson and Mr.
Hanrahan share voting and investment powers with respect to such shares with the other directors of Carson Estate Company.


                         Page 7 of 7 Pages